EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Thirty-First Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The thirty-first meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 26, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated October 12, 2023. All of the Company’s eight directors attended the Meeting in person, including Bai Tao, chairman of the Board and executive director of the Company, Li Mingguang, executive director of the Company, Wang Junhui and Zhuo Meijuan, non-executive directors of the Company, and Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2023 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2023. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for details with respect to the changes in accounting estimates for the third quarter of 2023.

Voting result: 8 for, 0 against, with no abstention

2.	Proposal on Performance Target Contracts of Senior Management Members of the Company for 2023

Voting result: 8 for, 0 against, with no abstention

3.	Proposal on Convening the First Extraordinary General Meeting of the Company in 2023

A notice on the first extraordinary general meeting in 2023 will be announced separately.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Proposal on Amending the Administrative Measures for Investments and the Administrative Measures for the Asset Allocation of the Company

Voting result: 8 for, 0 against, with no abstention

5.	Proposal on Amending the Measures for the Administration of Market Risks of the Company

Voting result: 8 for, 0 against, with no abstention

6.	Proposal on Amending the Measures for the Administration of Insurance Risks of the Company

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited
October 26, 2023

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